                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM 11-K

(Mark One)

[ X] ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED)

For the fiscal year ended June 30, 2000

[ ] TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the transition period from _____________________ to _________________

                         Commission file number 0-13232

                         JUNIATA VALLEY FINANCIAL CORP.
                          EMPLOYEE STOCK PURCHASE PLAN
                            (full title of the plan)

                         JUNIATA VALLEY FINANCIAL CORP.
                                   P O Box 66
                         Mifflintown, Pennsylvania 17059
          (Name of issuer of the securities held pursuant to the plan and the address of its principal executive offices)

Registrant's telephone number, including area code (717) 436-8211

         Notices and communications from the Securities and Exchange commission relative to this report should be forwarded to:

                   Linda L. Engle, Exec. Vice President & COO
                               Juniata Valley Bank
                                   P o Box 66
                         Mifflintown, Pennsylvania 17059
                                 (717) 436-8211

This is the first of 9 pages. The index to Exhibit is on page 8.


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                          INDEPENDENT AUDITOR'S REPORT



To the Plan Administrator
Juniata Valley Financial Corp.
Employee Stock Purchase Plan
Mifflintown, Pennsylvania


         We have audited the accompanying statements of net assets available for benefits of Juniata Valley Financial Corp. Employee Stock Purchase Plan as of June 30, 2000 and 1999, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion to these financial statements based on our audits.

         We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates were made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Juniata Valley Financial Corp. Employee Stock Purchase Plan as of June 30, 2000 and 1999, and the changes in net assets available for benefits for the years then ended in conformity with the generally accepted accounting principles.




                                               /S/ BEARD & COMPANY, INC





Harrisburg, Pennsylvania
September 8, 2000




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                         JUNIATA VALLEY FINANCIAL CORP.
                          EMPLOYEE STOCK PURCHASE PLAN
                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS





                  ASSETS                                JUNE 30, 2000             JUNE 30, 1999
                                                     -------------------        ------------------



Cash and cash equivalents                            $                 -        $                -
Investment in Juniata Valley Financial
         Corp. common stock                                            -                         -
                                                     -------------------        ------------------


         Net assets available for benefits           $                 -        $                -
                                                     ===================        ==================







See Notes to Financial Statements.



















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                          JUNIATA VALLEY FINANCIAL CORP
                          EMPLOYEE STOCK PURCHASE PLAN
           STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS






                                                                 Year ended              Year ended
                                                                June 30, 2000           June 30, 1999
                                                              ------------------        -------------


Interest income                                               $             441        $           519

Employee contributions                                                   42,172                 46,190
                                                              -------------------      ---------------

                  Total additions                                        42,613                 46,709
                                                              -------------------      ---------------

Distributions to participants                                            41,366                 19,345

Distribution of shares of common stock of Juniata
Valley Financial Corp. to participants (2000 39
shares at $31.97 per share; 1999 753 shares at
$36.34 per share)                                                         1,247                 27,364
                                                              -------------------      ---------------


                  Total deductions                                       42,613                 46,709
                                                              -------------------      ---------------

                  Net increase                                                -                      -
                                                              -------------------      ---------------


Net assets available for benefits:
         Beginning of year                                                    -                      -
                                                              -------------------      ---------------

         End of year                                          $               -                      -
                                                              ===================      ===============


See Notes to Financial Statements.





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                         JUNIATA VALLEY FINANCIAL CORP.
                          EMPLOYEE STOCK PURCHASE PLAN
                          NOTES OF FINANCIAL STATEMENTS


SIGNIFICANT ACCOUNTING POLICIES

         Basis of accounting:
                    The accompanying financial statements have been prepared on the accrual basis of accounting.

         Estimates:
                    The preparation of financial statements in conformity with generally accepted accounting principals the Plan Administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

PLAN DESCRIPTION

     The Corporation established the Employee Stock Purchase Plan (Plan) effective as of July 1, 1996. The purposes of the Plan is to provide employees of the Juniata Valley Bank (Bank) the opportunity to purchase stock of Juniata Valley Financial Corp. (Corporation) and to acquire a proprietary interest in the Corporation. Under the Plan, each eligible employee is granted options to purchase stock during successive yearly offerings. The Plan is administered by a Committee appointed by the Board of Directors.

     Employees of the Bank are eligible to participate in the Plan after ninety days of service and must be employed at the Bank as of the stock issuance date in order to purchase the stock. Enrollment occurs on July 1 of each plan year.

     Eligible employees, upon enrollment, choose to have payroll deductions at rates from 2% to 10% of their compensation. The payroll deductions are deposited into restricted individual savings accounts, which earn interest computed at the regular statement savings account rate of the Bank. Voluntary cash contributions are also permitted by the Plan, provided that the total amount available to purchase stock per participant does not exceed $25,000. Contributions cease as of the termination date of each plan year (May 15).

     When a participant terminates employment at the Bank, their participation in the Plan will automatically terminate. The participant will not be entitled to purchase any shares through the Plan and the amount of contributions made to the Plan will be returned to the participant. Should the termination of the employee occur because of the employee's death, the beneficiary may elect to withdraw the contributions or to exercise the participant's option for the purchase of the stock on the next termination date (May 15 of each year). Voluntary withdrawals of the participant's entire balance are permitted, as approved by the Chief Financial Officer of the Corporation.
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                         JUNIATA VALLEY FINANCIAL CORP.
                          EMPLOYEE STOCK PURCHASE PLAN
                          NOTES TO FINANCIAL STATEMENTS

PLAN DESCRIPTION (CONTINUED)

     The Plan permits participants to acquire stock of the Corporation at an option price of between 85% and 100% of the fair market value of the stock. The discount approved by the Board of directors was 8% for the plan years ended June 30, 2000 and 1999. This resulted in a purchase price of $31.97 and $36.34 per share for the years ended June 30, 2000 and 1999, respectively, based upon the fair market value as of the commencement date of the offering (July 1).

     The stock may be purchased directly from the Corporation, either through authorized but unissued stock or stock held in the treasury of the Corporation, or on the open market, or by a combination. The Plan purchased 39 shares and 753 shares of stock for the years ended June 30, 2000 and 1999, respectively, which were issued to the participants of the Plan. Fractional shares are not distributed, therefore, excess cash in each participant's account is returned to the participant.

     The Corporation may terminate or amend the Plan at any time.

     Additional information about the Plan agreement can be obtained from the Chief Financial Officer of the Corporation.


ADMINISTRATIVE EXPENSES

     Fees for legal, accounting and other services are paid by the Corporation and are based upon customary and reasonable rates for such services.

INCOME TAX STATUS

     The Plan Administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements under Section 423 of the Internal Revenue Code of 1986, as amended. Therefore the Plan Administrator believes that the Plan was qualified and was tax-exempt as of the financial statement date.

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                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) undersigned hereunto duly authorized.




                                            JUNIATA VALLEY FINANCIAL CORP.
                                            EMPLOYEE STOCK PURCHASE PLAN








     Date: ______________________           By: _______________________________
                                                     /S/Francis J. Evanitsky
                                                     President and CEO






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                                INDEX TO EXHIBIT






     Exhibit No. 23



     Consent of Beard & Company, Inc., independent auditors





























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